Exhibit 99.1

Genius Group Launches Genius Metaversity in

Partnership with Vatom

SINGAPORE, June 15, 2023 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading entrepreneur edtech and education group, has launched Genius Metaversity, a virtual reality learning environment in partnership with Vatom to hold educational courses and summits in the Metaverse.

Genius Group’s Global AI Investor Summit held on June 2 and June 3, 2023 was the first event hosted in the Metaversity via the Vatom platform and was a great success with around 2,000+ attendees from around the world joining with their own virtual avatars, connecting in a global classroom, interacting with speakers and joining courses and programs.

As part of the Genius Group’s commitment to this transformative technology, the Company is developing four virtual campuses in the Metaverse: Entrepreneur Campus, Investor Campus, University Campus and School Campus. Each offers a new learning experience for student members, mentors and partners. Each campus will have a vibrant community, lead mentors, course content, GEMS and AI Genies to service GeniusU members and partners.

By leveraging Vatom’s virtual world-building tools, Genius Group’s community can access immersive experiences intended to revolutionize the way they learn and interact with educators, mentors and fellow students online. This exciting partnership between Genius Group and Vatom also benefits partners of GeniusU, who can now host their own courses and events on the Vatom platform within the Genius Metaversity.

Roger Hamilton, founder of Genius Group says: “We are pleased to be partnering with Vatom to bring cutting-edge technology into our online events. Our goal has always been to empower people globally with the necessary knowledge and tools to become successful entrepreneurs. Our Genius Metaversity is the next evolution in our technology platform, offering a more interactive way of engaging with our learning resources, videos, and other content online.”

“Vatom’s unique set of tools enables us to build our Genius Metaversity into a virtual world of learning and connecting that can be accessed by multiple platforms. Our ambition is to enable students, faculty, and partners to connect and learn, together with their Genie AI virtual mentors, via laptop, mobile, and VR headsets including Meta Quest and Apple’s upcoming Vision Pro. We believe this platform will revolutionize how we learn, work, and invest, and we are thrilled to be part of that change.”

Eric Pulier, founder and CEO of Vatom adds: “We envision the metaverse as a ground-breaking catalyst that will revolutionize education and empower learners like never before. The Genius Metaversity will unlock limitless possibilities, fostering collaboration, critical thinking, and creativity, ultimately empowering individuals to shape their own future and contribute to a smarter, more interconnected world.”

About Genius Group

Genius Group is a world leading entrepreneur Edtech and education group, with a mission to disrupt the current education model with a student-centered, life-long learning curriculum that prepares students with the leadership, entrepreneurial and life skills to succeed in today’s market. The group has a group user base of 4.5 million users in 200 countries, ranging from early age to 100.

About Vatom

Our mission is to enable both companies and individuals to easily engage directly with the emerging Web3. Founded in 2019 by seasoned tech entrepreneur Eric Pulier, Vatom has built the world’s first enterprise-ready Web3 engagement solution that enables companies to better connect to their customers, employees, and stakeholders, while streamlining processes and improving profitability. As a result of this effort companies such as Pepsico, P&G, Deloitte, Verizon, State Farm, WPP, and others are all actively using the Vatom platform to build ongoing Web3-based programs. https://www.vatom.com

Investor Notice

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward-looking statements described in our most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on June 6, 2023. If any of these risks were to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline, and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. See “Forward-Looking Statements” below.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will,” “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

Investors:

Flora Hewitt, Vice President of Investor Relations and Mergers and Acquisitions

Email: investor@geniusgroup.net

Media Contact:

Adia PR

Email: gns@adiapr.co.uk

US Investors:

Dave Gentry

RedChip Companies Inc

1-800-RED-CHIP

GNS@redchip.com